Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 6, 2023

This proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held at on December 6, 2023, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office at13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value NIS 0.02 per ordinary share, of the Company2 (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this Proxy Statement.

Quorum and Adjournment

The presence of any two or more shareholders, personally or by proxy, holding not less than 25% (twenty-five) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 6, 2023 at 6:00 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of Each of the Proposals

Pursuant to the Companies Law, Proposals No. 1 and 2 described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to such proposal (a “Simple Majority”).

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2        See footnote 1 above.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via email: ofirz@bren-energy.com Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than November 27, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than December 1, 2023.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s voting rights (1,075,590 Ordinary Shares)3, and whoever holds 5% of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (785,943 Ordinary Shares)4 is entitled to examine the proxy and voting materials in the Company’s office after the Meeting was held.

It is noted that there may be changes on the agenda after publishing the Proxy, and there may be Position Statements which can be published thereafter. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

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3     Or 107,559 Ordinary Shares, subject to the approval by the Company’s shareholders general meeting dated November 13, 2023, of a reverse split in a ratio of 10:1 of the Company’s Ordinary Shares.

4     Or 78,594 Ordinary Shares, subject to the approval by the Company’s shareholders general meeting dated November 13, 2023, of a reverse split in a ratio of 10:1 of the Company’s Ordinary Shares.

PROPOSAL 1
TO APPROVE THE GRANT OF AN INDEMNIFICATION AND EXEMPTION LETTER BY THE COMPANY TO MR. BOAZ TOSHAV, ONE OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), arrangements regarding indemnification and exemption by the Company to a director is required to be approved by the compensation committee of the Board of Directors (the “Compensation Committee”), the Board of Directors and the Company’s shareholders. However, regulation 1B4 of the Companies Regulations (interested party transactions), 5760-2000, allows the Compensation Committee and the Board of Directors to approve the grant of an indemnification and exemption letter to a director until the next earliest meeting of shareholders of the Company.

General

On June 5, 2023, the Board of Directors approved the appointment of Mr. Boaz Toshav as a non-executive member of the Board of Directors. On July 3, 2023 and on July 17, 2023, the Compensation Committee and the Board of Directors, respectively, approved a grant of an indemnification and exemption letter by the Company to Mr. Toshav.

Therefore, the Company wishes to enter into an indemnification and exemption agreement with Mr. Toshav, in the form previously approved by the Company’s shareholders. The English translation of the Form of Indemnification Agreement was filed as Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-264398) filed with the SEC on April 21, 2022) and was entered into with all other office holders, as such term is defined under the Companies Law, of the Company (the “Indemnification and Exemption Letter”).

In making its recommendation with regard to the approval of an Indemnification and Exemption Letter to Mr. Toshav, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Company’s compensation policy previously approved by the Company’s shareholders (the “Compensation Policy”); (ii) the fact that all office holders and directors were granted identical terms of indemnification and exemption and in the same form; (iii) the fact that indemnification and exemption are a common defense for office holders in public companies in Israel.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of an Indemnification and Exemption Letter by the Company to Mr. Toshav to the full extent permitted by the law and in accordance with the Company’s Compensation Policy.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 2
APPROVAL OF EQUITY-BASED COMPENSATION FOR MR. BOAZ TOSHAV, ONE OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

At the Meeting, the Company’s shareholders will be requested to approve a grant of options to one of the Company’s non-executive directors, Mr. Boaz Toshav, in accordance with the terms of the Policy.

Background

On July 3, 2023, and July 17, 2023 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended to the Company’s shareholders to approve, a grant of options to Mr. Boaz Toshav, one of the Company’s non-executive directors, all in accordance with the terms of the Compensation Policy.

Suggested Equity-Based Grant

In consideration for his services and contribution in the present and in the future as a non-executive director, and as an appropriate incentive, Mr. Toshav will be granted a total of 30,000 options exercisable to up to 30,000 Ordinary Shares of the Company5, with a total value of approx. NIS 48,395 as of the Date of Grant as of the Date of Grant (the “Options”).

The Options shall vest during a period of three (3) years, 1/3 at the end of each year, as of the Date of Grant. The exercise price per share shall be NIS 3.976, reflecting the average market share price in the last 30 days prior to the Date of Grant, plus 15%. All other terms of Options shall be in accordance with the Brenmiller Energy Ltd. 2013 Global Incentive Option Scheme.

In making its recommendation with regard to the approval of the grant of Options to Mr. Toshav, the Compensation Committee and the Board of Directors each have also considered, among others, (i) factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Toshav; (ii) The equity-based compensation for Mr. Toshav is comparable to that of the other non-executive directors in the Company, including the Company’s external directors; (iii) that the Options reflect a fair and reasonable value for the grantees’ services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Toshav Options as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

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5     Or 3,000 options exercisable to up to 3,000 Ordinary Shares, subject to the approval by the Company’s shareholders general meeting dated November 13, 2023, of a reverse split in a ratio of 10:1 of the Company’s Ordinary Shares.

6     Or NIS 39.7 per share, subject to the approval by the Company’s shareholders general meeting dated November 13, 2023, of a reverse split in a ratio of 10:1 of the Company’s Ordinary Shares.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 1, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 1, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

By Order of the Board of Directors
Brenmiller Energy Ltd.
Avraham Brenmiller, Chairman of the Board of Directors